January 11, 2006
Mr. Jim Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
Dear Mr. Allegretto:
We have reviewed your comments and questions as communicated in your letter dated December 19, 2005 regarding Forms 10-K for NiSource Inc., Columbia Energy Group and Northern Indiana Public Service Company for the year ended December 31, 2004. The following attachments are our responses.
With regard to Columbia Energy Group, a wholly owned subsidiary of NiSource Inc., we would like to note that on January 9, 2006, the company filed its Form 15 with the SEC. Therefore, Columbia Energy Group will no longer be filing periodic reports.
NiSource Inc. acknowledges the following:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions, please contact me at 219-647-5675.
Sincerely,
/s/ Jeffrey W. Grossman
Jeffrey W. Grossman
Vice President and Controller

CC:	Robert Babula
Michael O’Donnell

Response to SEC Findings and Recommendations:
NiSource Inc.
Form 10-K, year ended Dec. 31, 2004
Item 1
Staff Comment:
Please note that our review encompassed all three registrants mentioned above. Accordingly, most of the comments, while written with the registrant’s specific information, have equal applicability to the related subsidiary(s) narrative or financial statements. Please confirm that in responding to the proceeding comments you will also respond to the comment to the extent it has any direct or indirect applicability to the related subsidiary(s) registrant.
Response
NiSource is in agreement with the stated objective of staff comment 1. Responses will cover all related subsidiary(s) registrants and all agreed to revisions will also be made to subsidiary level financial statements.

Response to SEC Findings and Recommendations:
NiSource Inc.
Form 10-K, year ended Dec. 31, 2004
Item 2
Staff Comment:
Explain to us why unbilled revenues, as a percentage of accounts receivable, have increased from 49% in 2003 to approximately 66% in 2004.
Response
During the second quarter of 2005, NiSource changed the presentation of accounts receivable, aggregating both billed and unbilled amounts and presenting accounts receivable as a single line item in the balance sheet included in the June 30, 2005 Form 10-Q. This change occurred because NiSource believes that total accounts receivable is a more meaningful presentation, given the factors (discussed below) which impact billed and unbilled amounts of accounts receivable to different degrees depending upon seasonality and price volatility. The notes to the consolidated financial statements to be included in the 2005 Form 10-K will disclose separately the billed and unbilled components of accounts receivable.
In addition, NiSource identified an error in the allocation of factored amounts between billed and unbilled accounts receivable. Following are revised amounts for billed and unbilled amounts for the periods indicated:

NiSource Inc.
	(in millions)
2003:	As reported	Revised
Billed receivables	$546.3	$581.9
Unbilled receivable	268.0	232.4
Total receivable	$814.3	$814.3

% unbilled of AR	49%	40%

2004:	As reported	Revised

Billed receivables	$536.7	$595.5
Unbilled receivable	352.7	293.9
Total receivable	$889.4	$889.4

% unbilled of AR	66%	49%

Note:	Northern Indiana Public Service Company’s balance sheet would be impacted by the same amount.

Response to SEC Findings and Recommendations:
NiSource Inc.
Form 10-K, year ended Dec. 31, 2004
Item 2 (continued)
NiSource has determined that the reclassification between current asset accounts is not material and users of the financial statements would not consider the item significant to their reliance on the financial statements. Consistent with SAB 99, “Materiality”, NiSource considered both quantitative and qualitative factors in assessing materiality. The reclassification between billed and unbilled amounts is 2.6% and 1.7% of current assets for 2004 and 2003, respectively. In addition, the reclassification does not affect total accounts receivable, current assets, liquidity, financial ratios or any outstanding debt covenants.
The increase in unbilled revenue can be explained by the following two factors:
1.	Higher gas prices — Significantly higher gas costs during December, 2004 versus December, 2003 drove increases in gas cost recovery rates ranging between 25% — 35% across NiSource’s gas distribution markets.

2.	Increased sales and transportation volumes, due primarily to colder weather during the applicable portions of December, 2004 versus December, 2003. Based on the estimated impact of weather, December, 2004 was approximately 15.5% colder than December, 2003.
Factors impacting billed and unbilled amounts and relationship thereto:
1.	Billed accounts receivable cover a much longer time period than unbilled receivables.

2.	Total accounts receivable amounts fluctuate year to year (and quarter to quarter) due to many factors including, but not limited to, gas prices, volume changes due to weather or usage patterns, customer payment patterns, uncollectible accounts, etc.

3.	Unbilled amounts of accounts receivable relate to only a portion of the monthly customer consumption of gas or electricity — from the date of the last cycle billing date through the last day of the month (balance sheet date) so price and volume variances often cause greater volatility, period to period.

4.	Generally, correlation between billed and unbilled amounts of accounts receivable as of any particular date cannot be expected.

Response to SEC Findings and Recommendations:
NiSource Inc.
Form 10-K, year ended Dec. 31, 2004
Item 3
Staff Comment:
We are unclear what the line item “Net Cash Flows (used for) or from Discontinued Operations” represents. Please explain whether such line item reflects only cash flows from discontinued operating activities and why there are no cash flows from discontinued financial and investing activities. Please be advised that SFAS no. 95 does not support aggregating operating, investing, and financing cash flows from discontinued operations into a single line item. We may have further comment.
Response
NiSource agrees with staff’s comment, and in future filings, all related subsidiary registrants will no longer aggregate operating, investing and financing cash flows from discontinued operations into a single line item. NiSource has evaluated the impact of this aggregation within the statements of consolidated cash flows for all periods disclosed in the 2004 NiSource Inc. and Columbia Energy Group (CEG) Forms 10-K and determined that there was no aggregation and therefore no impact to the 2004 Statement of Consolidated Cash Flows for NiSource or CEG. See attachment for revised 2002 and 2003 Statements of Consolidated Cash Flows for NiSource. NiSource will restate the 2003 cash flows statement in the Form 10-K to be filed for 2005. CEG will not file a 2005 10-K in accordance with a Form 15 filed with the SEC on January 9, 2006.
NiSource does not believe that the changes in the 2003 and 2002 statements of cash flows would be significant to the reliance of the financial statements by the users of that information in the prior year. Consistent with SAB 99, “Materiality”, NiSource considered both quantitative and qualitative factors in assessing materiality. Cash flows from Operating Activities increase in both 2002 and 2003 as a result of the change and the trends among the disclosed three-year periods are materially unchanged.
The following qualitative factors were considered in this determination of significance:
•	This aggregation does not mask a change in earnings or trends in earnings

•	This aggregation would not impact expectations of rating agencies and analysts as they generally focus on earnings and cash flows from continuing operations which is disclosed and correct within the financial statements

•	This aggregation would not impact NiSource’s or CEG’s compliance with regulatory requirements

•	This aggregation would not impact NiSource’s or CEG’s compliance with loan covenants or other financing requirements
All of these factors were considered in NiSource’s determination that users of the financial statements would not consider this item significant to their reliance on the financial statements in the prior years.

Response to SEC Findings and Recommendations:
NiSource Inc.
Form 10-K, year ended Dec. 31, 2004
Item 3 (continued)
Statements of Consolidated Cash Flow

	As reported	Restated*
Year Ended December 31, (in millions)	2003	2003

Operating Activities

Net Cash Flows from Continuing Operations	614.4	614.4
Net Cash Flows (used for) or from Discontinued Operations	(141.5)	(44.8)

Net Cash Flows from Operating Activities	472.9	569.6

Investing Activities
Net Investing Activities from Continuing Operations	(5.7)	(5.7)
Net Investing Activities from Discontinued Operations	—	(38.3)

Net Cash Flows used for Investing Activities	(5.7)	(44.0)

Financing Activities
Net Financing Activities from Continuing Operations	(471.0)	(471.0)
Net Financing Activities from Discontinued Operations	—	(58.4)

Net Cash Flows for Financing Activities	(471.0)	(529.4)

Increase (decrease) in cash and cash equivalents	(3.8)	(3.8)
Cash and cash equivalents at beginning of year	31.1	31.1

Cash and cash equivalents at end of period	$27.3	$27.3

	As reported	Restated*
Year Ended December 31, (in millions)	2002	2002

Operating Activities

Net Cash Flows from Continuing Operations	1,171.0	1,171.0
Net Cash Flows (used for) or from Discontinued Operations	(133.3)	29.1

Net Cash Flows from Operating Activities	1,037.7	1,200.1

Investing Activities
Net Investing Activities from Continuing Operations	(114.9)	(114.9)
Net Investing Activities from Discontinued Operations	—	(93.1)

Net Cash Flows used for Investing Activities	(114.9)	(208.0)

Financing Activities
Net Financing Activities from Continuing Operations	(964.2)	(964.2)
Net Financing Activities from Discontinued Operations	—	(69.3)

Net Cash Flows for Financing Activities	(964.2)	(1,033.5)

Increase (decrease) in cash and cash equivalents	(41.4)	(41.4)
Cash and cash equivalents at beginning of year	72.5	72.5

Cash and cash equivalents at end of period	$31.1	$31.1

*	Restated to report cash flows from discontinued operations from operating, investing and financing activities.

Response to SEC Findings and Recommendations:
NiSource Inc.
Form 10-K, year ended Dec. 31, 2004
Item 4
Staff Comment:
1.	We note your change in awarding stock options from a delayed vesting to immediate vesting and delayed exercise. While you suggest an implicit reason for such change, Topic 14:K in the last paragraph indicates management should disclose the reasons for entering into such transactions.

2.	Please also advise whether such early vested non-exercisable options represent the difference between options outstanding and exercisable in the table on page 89.
Response
1.	Topic 14:K addresses significant modifications of outstanding awards during the reported periods. As disclosed, NiSource changed the vesting period for the award granted during January 2005. NiSource did not modify outstanding awards for this change in vesting periods. In future filings, NiSource will expand its disclosures around modifications of existing grants, if any.

2.	The January 2005 “early vested non-exercisable” options are not included in the table on page 89 in accordance with SFAS 123 (paragraph’s 47 and 48) disclosure requirements. That table includes stock option grants outstanding through December 31, 2004. The difference between options outstanding and exercisable primarily represents options granted during January 2004 that did not vest until January 2005.

Response to SEC Findings and Recommendations:
NiSource Inc.
Form 10-K, year ended Dec. 31, 2004
Item 5
Staff Comment:
1.	We presume you have completed or are in the process of completing your calendar 2005 impairment testing of goodwill related to the acquisition of Columbia. Please supplementally provide us with a summary of your analysis performed for 2005. In this regard, please make it clear the method by which you are determining fair value including whether an outside consultant was utilized and all relevant assumptions if a net present value calculation is one of the valuation measures.

2.	Please ensure we understand how you determine a reporting unit and whether it is different from the related segment that has been allocated such goodwill. We may have further comment.
Response
1.	NiSource performed its annual impairment test of goodwill in the second quarter of 2005. Please refer to Footnote 9, “Goodwill Assets” of NiSource’s quarterly 10-Q report for the period ended June 30, 2005. A present value technique was utilized to estimate the fair value of the Columbia reporting units. Consistent with FAS 142, “Goodwill and Other Intangible Assets”, a discounted free cash flow valuation model was used. Goodwill for the Columbia acquisition was tested at both the gas distribution east reporting unit (the acquired Columbia gas distribution operations) and the gas transmission and storage reporting unit. (Refer to response 2 below). NiSource did not use an outside consultant to assist in making this calculation.

Certain key assumptions were utilized to generate the model results. These assumptions considered both past performance and future expectations including business, regulatory and economic conditions. Future cash flows were derived from the current five-year plan and a terminal value was established at the end of the fifth year. External benchmarks were utilized to develop growth rates. Data from the latest INGAA Foundation study was utilized to forecast growth rates for natural gas consumption. Projections in operating expenses considered trends over the past few years and forecasted savings from the IBM outsourcing initiative. Operating income growth expected to be realized for the gas distribution east reporting unit was 3.19% while 2.87% was used for the gas transmission and storage reporting unit.

Another key assumption was the discount rate used in the present value calculations. The weighted average cost of capital was calculated at June 2005 and incorporated current market rates. The discount rates used were 6.8% for the gas distribution east reporting unit and 6.7% for the gas transmission and storage reporting unit.

NiSource compared the fair values of each reporting unit to the carrying value noting that the fair values exceeded the carrying values for each reporting unit.

Response to SEC Findings and Recommendations:
NiSource Inc.
Form 10-K, year ended Dec. 31, 2004
Item 5 (continued)
2.	Paragraph 30 of FAS 142, “Goodwill and Other Intangible Assets”, defines a reporting unit as an operating segment or one level below an operating segment. Consistent with paragraph 10 of FAS 131 “Disclosures about Segments of an Enterprise and Related Information”, NiSource has identified operating segments that engage in business activities that earn revenues and incur expenses, whose operating results are regularly reviewed by chief operating decision makers and for which discrete financial information is available. Financial information from operating segments is used by management to make decisions and assess performance. When NiSource acquired CEG in November 2000, goodwill was allocated to CEG’s two principal operating segments, gas distribution east and gas transmission and storage. Upon adoption of FAS 142, NiSource did not identify any components within these two operating segments that would constitute a reporting unit; therefore, there is no difference between the reporting units and operating segments for the Columbia goodwill allocation. Note that within NiSource’s filed reports, gas distribution east is aggregated with NiSource’s other gas distribution operations into the reported segment, Gas Distribution Operations.

Response to SEC Findings and Recommendations:
NiSource Inc.
Form 10-K, year ended Dec. 31, 2004
Item 6: Northern Indiana Public Service Company (Northern Indiana)
Staff Comment:
1.	Explain to us how you are accounting for the indefinite shutdown of the Mitchell Generating Station in January, 2002. We are unable to ascertain any write-downs of the station in any of the fiscal years presented or discussed.

2.	In this regard, explain to us how you evaluated the generating station for impairment including the related literature that you applied and whether SFAS no. 90 would apply.

3.	Tell us whether the Mitchell Generating Station is still being recovered in approved rates.

4.	Also, tell us if you have accrued any environmental cleanup costs, if not, explain why.

5.	In this regard, please explain in detail the rate and accounting ramifications of the IURC approving your agreement with the City of Gary. We may have further comment.
Response
1.	Northern Indiana Public Service Company (Northern Indiana) is accounting for the Mitchell Generating Station in the same manner as the other regulated plant. Mitchell continues to be recovered in approved regulatory rates based on the allowed recovery of costs, including a return on the plant investment. The station is being maintained in a condition ready for start-up if necessary. Therefore, no write-downs have been recorded — See next response.

2.	No impairment loss has been recorded, as the carrying amount of the facility and an allowed return on plant investment is being recovered under approved rates. Northern Indiana has evaluated SFAS no. 90, “Regulated Enterprises—Accounting for Abandonments and Disallowances of Plant Costs” and does not believe that SFAS no. 90 applies for the following reasons. Although the facility has been taken out of service for an indefinite period of time as operational and regulatory issues are negotiated, the facility has not been abandoned and no plant costs have been disallowed. The company continues to record operating expenses associated with providing security for the facility and for maintaining the equipment at the station in order to protect the units and preserve the ability to restart if necessary.

Northern Indiana continues to account for the plant under the provisions of SFAS no. 71, “Accounting for the effects of Certain Types of Regulation”. NiSource continues to depreciate the plant, which remains in rate-base, consistent with approved rates including an allowed return on plant investment.

3.	The Mitchell Generating Station is still being recovered in approved rates, which includes a return on plant investment.

Response to SEC Findings and Recommendations:
NiSource Inc.
Form 10-K, year ended Dec. 31, 2004
Item 6 (continued)
4.	As of December 31, 2004, no environmental liabilities have been accrued. As stated in footnote 1P of the 2004 10-K, “Environmental Expenditures” (page 40) Northern Indiana accrues for costs associated with environmental remediation obligations when the incurrence of such costs is probable and the amounts can be reasonably estimated. The associated environmental clean-up cost that was disclosed is conditional on the facility being demolished. At the present time, there are no plans or requirement to demolish the facility. Therefore, under SFAS 143, “Asset Retirement Obligations”, no asset retirement obligation was recorded. However, Northern Indiana is currently evaluating FIN 47, “Conditional Asset Retirement Obligations”. Upon adoption, certain conditional asset retirement obligation liabilities will be established that could include environmental costs associated with the removal of generating stations, including the Mitchell Generating Station. The recording of any asset retirement obligations will incorporate the provisions of SFAS 71, “Accounting for the effects of Certain Types of Regulation”. Certain removal costs may already be included in regulatory liabilities.

5.	The IURC has not approved the agreement between Northern Indiana and the City of Gary. It would be difficult to speculate on the terms of any potential approval. Therefore, Northern Indiana is not able to explain the rate and accounting ramifications of any potential approval. Northern Indiana does believe that there would not be a material impact on the financial statements resulting from an IURC order. As noted in the footnote 4, “Regulatory Matters” on page 44, the agreement (if approved) expressly provides that neither Northern Indiana nor its customers will be obligated to provide funds for the cleanup costs.

Response to SEC Findings and Recommendations:
NiSource Inc.
Form 10-K, year ended Dec. 31, 2004
Item 7 : Columbia Energy Group (CEG)
Staff Comment:
1.	Please tell us the reason for the decrease in dividends paid.

2.	In this regard, please explain how you are classifying transactions with the money pool in the Statements of Cash Flows including your rationale for such classification.
Response
1.	Please note that all dividends paid by Columbia Energy Group (CEG) are paid to NiSource. NiSource holds all the outstanding capital stock of CEG.

Inter-company dividend payments for NiSource’s subsidiary companies, including CEG, are evaluated and recommended by NiSource’s Corporate Treasury Department and divisional finance groups on at least an annual basis. Subsidiary capital structure targets (debt/equity to total capitalization ratios etc.) are closely evaluated while determining the dividend payment recommendations, as is each subsidiary’s available cash balances for dividend payments. CEG recommended and made large inter-company dividend payments in 2002 and 2003 in order to migrate its capital structure closer to its desired capital structure target. During 2004, however, the dividend was substantially reduced, as CEG’s capital structure was now more closely in line with the targeted capital structure, due in large part to the larger dividend payments made in the preceding years.

2.	Within the 2004 CEG 10-K, cash deposits with the money pool were included as cash and cash equivalents within the Statements of Consolidated Cash Flows. The rationale at the time was that CEG had the contractual right to withdraw these funds on demand and had the ability to access funds deposited in these accounts on a daily basis.

During the second quarter of 2005, CEG became aware that classification of centralized cash management balances was being discussed among peer companies and public accounting firms. CEG reviewed and implemented a change in accounting policy with respect to classification of centralized cash management balances. Refer to the disclosure included in Note 1, “Basis of Accounting Presentation” within the 10-Q filed for the period ended June 30, 2005. We include this disclosure on the next page for your reference.

As noted in the cover letter, CEG has filed its Form 15 and will no longer be filing periodic reports.

Due to the qualitative analysis that the change in accounting policy affecting the presentation of the balance of its money pool investments would not materially impact the decisions by users of the financial statements and because CEG was already in discussions to retire all of its external debt, it was concluded that it was not necessary to restate or amend previously filed reports.

Response to SEC Findings and Recommendations:
NiSource Inc.
Form 10-K, year ended Dec. 31, 2004
Item 7 (continued)
The following qualitative factors were considered:
•	This change does not mask a change in CEG’s earnings or trends in earnings

•	This change would not impact CEG’s compliance with regulatory requirements

•	This change would not impact CEG’s compliance with loan covenants or other financing requirements
Note 1 Basis of Accounting Presentation
Columbia Energy Group Form 10-Q
For the Period Ended June 30, 2005
At June 30, 2005, Columbia implemented a change in accounting policy affecting the presentation on the balance sheet of its short-term investment in the NiSource Money Pool whereby investments of $369.5 million are reflected in “Accounts receivable — affiliated” rather than as “Cash and cash equivalent.” Cash flows arising from withdrawals and deposits from the NiSource Money Pool are reflected as cash flows provided by (used for) investing activities. By virtue of its participation in the NiSource Money Pool, Columbia is exposed to credit risk that could be affected by its affiliate relationship.
Although none of the agreements or conditions governing these investments has changed, Columbia believes that changing the presentation of such deposits to show them as an affiliated receivable and not as cash equivalent is preferable. Columbia continues to have the contractual right to withdraw these funds on demand and continues to have the ability to access funds deposited in these accounts on a daily basis. The amount reclassified as a result of this change in accounting policy was $440.7 million as of December 31, 2004.

Response to SEC Findings and Recommendations:
NiSource Inc.
Form 10-K, year ended Dec. 31, 2004
Item 8: Columbia Energy Group (CEG)
Staff Comment:
1.	Please provide an update regarding the transfer of your interests in the Millennium Pipeline Project entities and the current status of control.

2.	If you continue to control Millennium, please explain how your control is considered temporary as detailed in paragraph 2 to ARB no. 51.
Response
1.	The current Millennium partnership includes Columbia Gas Transmission Corp (TCO) (47.5%), DTE Millennium (owned by DTE Energy Co.) (10.5%), KeySpan Millennium (owned by KeySpan Corp.) (21.0%), and Columbia Atlantic Trading (CAT) (21.0%), with TCO being the developer and operator. At the time CEG purchased the CAT interest in 2004, it was with the intent to redistribute that interest to either a future customer of Millennium or the other partners. In late 2004, the other partners expressed an interest in purchasing the CAT interest and a Memorandum of Understanding (MOU) was completed on August 22, 2005, which set forth the equity redistribution from CAT to DTE and KeySpan. After completion of this transaction, CEG’s ownership will be at 47.5% and the ownership interests of KeySpan and DTE will be 26.25% each. Along with the equity redistribution effort, the partnership is also in the process of re-writing the partnership agreements. However, under the existing partnership agreements all material decisions require approval by a supermajority of the partners which is currently defined as being at least 3 of the 4 partners. Subsequent to execution of the August 22, 2005 MOU, CEG (and NiSource), KeySpan and DTE have performed a comprehensive due diligence review. Certain findings through this process identified the need to continue to negotiate the terms for the redistribution of the CAT interest to find a mutually satisfactory outcome for all partners. An agreement in principle was reached at the end of 2005. A second MOU is targeted for execution by the end of January 2006. The equity redistribution and the re-writing of the partnership agreements are expected to be finalized by the end of February 2006.

2.	Point one above demonstrates that control is temporary. Although CEG (and NiSource) has a temporary ownership interest in excess of 50%, it does not exert control over the partnership. CEG (and NiSource) is unable to move forward with the project without agreement from the other partners due to economic, contractual and regulatory constraints per the partnership agreements. All major decisions, such as selection of Millennium’s key employees, selection of the construction contractor, budget approvals and major construction planning decisions are all subject to supermajority approval of the partners, which under the current agreements requires the vote of at least 3 of the 4 partners. Recently, a key commercial date passed, December 31, 2005, whereby in order to continue the project development efforts, Millennium was required to formalize its management approval process to satisfy certain conditions in certain customer agreements. This approval had to have the unanimous agreement of all partners. These rights are considered “substantive participating rights” as discussed in EITF 96-16, “Investor’s Accounting for an Investee when the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.”

Response to SEC Findings and Recommendations:
NiSource Inc.
Form 10-K, year ended Dec. 31, 2004
Item 8 (continued)
Further, the project currently is subject to regulatory approval and is currently being reviewed by FERC and other key agencies. Millennium requires approval from FERC and the other key agencies prior to commencing construction.

Response to SEC Findings and Recommendations:
NiSource Inc.
Form 10-K, year ended Dec. 31, 2004
Item 9: Columbia Energy Group (CEG)
Staff Comment:
We note that your segment disclosure does not present interest expense, interest income, or income tax expense. To the extent such items are included in your measure of segment profit, please include such items within your segment note. See paragraph 27 of FAS 131.
Response
Paragraph 27 of FAS 131 “Disclosures about Segments of an Enterprise and Related Information” indicates that certain items (including interest expense, interest income and income taxes) shall be disclosed for each reportable segment if the specified amounts are included in the measure of segment profit or loss reviewed by the chief operating decision maker. As stated on page 101 of the 10-K, NiSource uses operating income as its primary measurement for each of the reported segments and makes decisions on finance, dividends and taxes at the corporate level on a consolidated basis.
This external presentation is consistent with how the decision makers utilize financial information and assess performance internally. Internal reports, such as the “Corporate Briefing Package”, to management only include measures of operating income performance for each operating segment. Explanations of interest and tax variations are reviewed at the consolidated level. In addition, incentive compensation payouts, if any, are allocated to operating segments based on operating income performance of each segment.